EXHIBIT 4.1

                          CERTIFICATE OF INCORPORATION
                                       OF
                                WORLDWATER CORP.

      Article One: Name. The name of the Corporation is: WorldWater Corp.

      Article Two: Registered Office and Agent. The address of the Corporation's registered office in the State of Delaware is 25 Greystone Manor, in the City of Lewes, County of Sussex, Delaware 19958-9776. The name of the Corporation's registered agent at such address is Harvard Business Services, Inc.

      Article Three: Purpose. The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware and to possess and exercise all of the powers and privileges granted by such law and any other law of Delaware.

      Article Four: Authorized Capital. The total number of shares that may be issued by the Corporation is sixty million (60,000,000), of which:

      a). fifty million (50,000,000) shares with a par value of one-tenth of one cent ($.001) per share shall be designated as Common Stock; AND

      b). ten million (10,000,000) shares with a par value of one cent ($.01) per share shall be designated as Preferred Stock.

            The designations, preferences and relative participations, options or other rights or qualifications, limitations or restrictions thereof shall be fixed by resolution of the Board of Directors.

      Article Five: Incorporator. The name and mailing address of the Incorporator is:

                                Denise M. Stubel
                      c/o Salvo, Russell, Fichter & Landau
                             510 Township Line Road
                                    Suite 150
                          Blue Bell, Pennsylvania 19422

      Article Six: Bylaws. The board of directors of the Corporation is authorized to adopt, amend or repeal the bylaws of the Corporation, except as otherwise specifically provided therein.

      Article Seven: Elections of Directors. The number, qualifications and classifications of directors shall be as set forth in the Corporation's bylaws or as determined by resolution of the shareholders from time to time.

      Article Eight: Right to Amend. The Corporation reserves the right to amend any provision contained in this Certificate as the same may be in effect from time to time in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.


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      Article Nine: Limitation on Liability. The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the General Corporation Law of Delaware. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 9 shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Dated: March 28, 2001

                                         ---------------------------------
                                         Denise M. Stubel, Incorporator

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